SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             driversshield.com Corp.
                                (Name of Issuer)

                     Common Stock,$.015 par value per share
                         (Title of Class of Securities)

                                   262094-10-5
                                   -----------
                                 (CUSIP Number)

                                  Barry Siegel
                             Chief Executive Officer
                             driversshield.com Corp.
                              51 East Bethpage Road
                               Plainview, NY 11803
                                 (516) 694-1010

                                January 18, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262094-10-5
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry J. Spiegel
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        1,430,961
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,430,961
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,747,627
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.73%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer:   Common Stock,$.015 par value per share
                                   driversshield.com Corp.
                                   51 East Bethpage Road
                                   Plainview, NY 11803

Item 2.     Identity and Background

Item 2(a)   Barry J. Spiegel

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            51 East Bethpage Road
            Plainview, NY. 11803

Item 2(c)   President, driversshield.com ADS Corp.
            51 East Bethpage Road
            Plainview, NY 11803

Item 2(d)   No

Item 2(e)   No

Item 2(f)   USA

Item 3      Source and Amount of Funds or Other Consideration

            The total cost of the 696,452 shares purchased equaled $926,281.16. The source of these funds was the filer's personal Individual Retirement Account.

Item 4      Purpose of Transaction

            The purpose of the transaction was to acquire the shares for his own Individual Retirement Account.

Item 5.     Interest in Securities of the Issuer.

            1,747,627 or 15.73% of the outstanding shares of the issuer. This beneficial ownership number includes options to purchase 316,666 shares of common stock of the issuer that is exercisable within 60 days hereof.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            On January 18, 2002, the filer, Barry J. Spiegel, entered into a Stock Purchase Agreement with Michael Karpoff and Patricia Rothbardt for him to purchase a total of 696,452 common stock shares of the Issuer. Mr. Spiegel purchased 596,452 shares on January 18, 2002 for his Individual Retirement Account and the balance, 100,000 shares, must be purchased no later than March 31, 2002. Mr. Karpoff and Ms. Rothbardt also granted Mr. Spiegel an irrevocable proxy to vote the shares previously held by them.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1 Stock Purchase Agreement dated January 18, 2002 between Michael Karpoff and Patricia Rothbardt and Barry J. Spiegel.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By:    s/ Barry J. Spiegel                         January 29, 2002
       --------------------------
       Barry J. Spiegel